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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                      Universal Security Instruments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913821 30 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Christopher R. Johnson, Esquire
                            Miles & Stockbridge P.C.
                                 10 Light Street
                         Baltimore, Maryland 21202-1487
                                 (410) 385-3532
                              (410) 385-3700 (fax)
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  913821 30 2

--------------------------------------------------------------------------------
               1.  Names of Reporting Persons.  I.R.S. Identification Nos. of
                   above persons (entities only).
                                Michael L. Kovens
--------------------------------------------------------------------------------
               2.  Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                   (a) [X]
                   (b)
--------------------------------------------------------------------------------
               3.  SEC Use Only
--------------------------------------------------------------------------------
               4.  Source of Funds (See Instructions)     N/A
--------------------------------------------------------------------------------
               5.  Check if Disclosure of Legal Proceedings Is Required
                   Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power            285,264
Shares             -------------------------------------------------------------
Beneficially       8.   Shared Voting Power            -0-
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power       285,264
Reporting          -------------------------------------------------------------
Person With        10.  Shared Dispositive Power       -0-
--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   317,764/1/ (may be deemed to beneficially own all shares
                   (including all shares issuable upon options presently
                   exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(a) of this Schedule 13D, or 333,787 shares)
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions).
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)
                   31.47% (may be deemed to beneficially own all shares
                   (including all shares issuable upon options exercisable
                   within 60 days of the date hereof) beneficially owned by
                   each members of the group described in Item 5(a) of this
                   Schedule 13D, or 33.1%)
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions)       IN

-------------------------
/1/ Includes options to purchase 32,500 shares of Common Stock exercisable within 60 days of the date hereof.

CUSIP No.   913821 30 2

--------------------------------------------------------------------------------
               1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                                         Cheryl Kovens
--------------------------------------------------------------------------------
               2.  Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                   (a) [X]
                   (b)
--------------------------------------------------------------------------------
               3.  SEC Use Only
--------------------------------------------------------------------------------
               4.  Source of Funds (See Instructions)     N/A
--------------------------------------------------------------------------------
               5.  Check if Disclosure of Legal Proceedings Is Required
                   Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.  Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power               4
Shares             -------------------------------------------------------------
Beneficially       8.   Shared Voting Power            -0-
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power          4
Reporting          -------------------------------------------------------------
Person With        10.  Shared Dispositive Power       -0-
--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   4 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable within
                   60 days of the date hereof) beneficially owned by each member of the group described in Item 5(a) of this Schedule 13D, or
                   333,787 shares)
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions).
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)  less than
                   1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of the group described in Item 5(a) of this Schedule 13D, or 33.1%)
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions)     IN

CUSIP No. 913821 30 2

--------------------------------------------------------------------------------
               1.   Names of Reporting Persons. I.R.S. Identification Nos. of
                    above persons (entities only).
                                      Melissa Anne Kovens
--------------------------------------------------------------------------------
               2.   Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a) [X]
                    (b)
--------------------------------------------------------------------------------
               3.   SEC Use Only
--------------------------------------------------------------------------------
               4.   Source of Funds (See Instructions)     N/A
--------------------------------------------------------------------------------
               5.   Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power        5,045
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power       -0-
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power   5,045
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
               11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    5,045 (may be deemed to beneficially own all shares
                    (including all shares issuable upon options presently
                    exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(a) of this Schedule 13D, or 333,787 shares)
--------------------------------------------------------------------------------
               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions).
--------------------------------------------------------------------------------
               13.  Percent of Class Represented by Amount in Row (11) less than
                    1% (may be deemed to beneficially own all shares ncluding
                    all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of
                    the group described in Item 5(a) of this Schedule 13D, or
                    33.1%)
--------------------------------------------------------------------------------
               14.  Type of Reporting Person (See Instructions)     IN

CUSIP No. 913821 30 2

--------------------------------------------------------------------------------
               1.   Names of Reporting Persons. I.R.S. Identification Nos. of
                    above persons (entities only).
                                       Edward Barry Kovens
--------------------------------------------------------------------------------
               2.   Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a) [X]
                    (b)
--------------------------------------------------------------------------------
               3.   SEC Use Only
--------------------------------------------------------------------------------
               4.   Source of Funds (See Instructions)     N/A
--------------------------------------------------------------------------------
               5.   Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power         4,845
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power        -0-
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power    4,845
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
               11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,845 (may be deemed to beneficially own all shares
                    (including all shares issuable upon options presently
                    exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(a) of this Schedule 13D, or 333,787 shares)
--------------------------------------------------------------------------------
               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions).
--------------------------------------------------------------------------------
               13.  Percent of Class Represented by Amount in Row (11) less than
                    1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of
                    the group described in Item 5(a) of this Schedule 13D, or
                    33.1%)
--------------------------------------------------------------------------------
               14.  Type of Reporting Person (See Instructions)       IN

CUSIP No.  913821 30 2

--------------------------------------------------------------------------------
               1.   Names of Reporting Persons. I.R.S. Identification Nos. of
                    above persons (entities only).
                                  A. Victor Kovens
--------------------------------------------------------------------------------
               2.   Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a) [X]
                    (b)
--------------------------------------------------------------------------------
               3.   SEC Use Only
--------------------------------------------------------------------------------
               4.   Source of Funds (See Instructions)     N/A
--------------------------------------------------------------------------------
               5.   Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power        1,284
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power       -0-
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power   1,284
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
               11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,284 (may be deemed to beneficially own all shares
                    (including all shares issuable upon options presently
                    exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(a) of this Schedule 13D, or 333,787 shares)
--------------------------------------------------------------------------------
               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions).
--------------------------------------------------------------------------------
               13.  Percent of Class Represented by Amount in Row (11) less than
                    1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of
                    the group described in Item 5(a) of this Schedule 13D, or
                    33.1%)
--------------------------------------------------------------------------------
               14.  Type of Reporting Person (See Instructions)        IN

CUSIP No. 913821 30 2

--------------------------------------------------------------------------------
               1.   Names of Reporting Persons.  I.R.S. Identification Nos. of
                    above persons (entities only).
                               Rochelle Joy Kovens
-------------------------------------------------------------------------------
               2.   Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a) [X]
                    (b)
--------------------------------------------------------------------------------
               3.   SEC Use Only
--------------------------------------------------------------------------------
               4.   Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
               5.   Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power         4,845
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power        -0-
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power    4,845
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
               11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,845 (may be deemed to beneficially own all shares
                    (including all shares issuable upon options presently
                    exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(a) of this Schedule 13D, or 333,787 shares)
--------------------------------------------------------------------------------
               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions).
--------------------------------------------------------------------------------
               13.  Percent of Class Represented by Amount in Row (11)  less than 1% (may be deemed to beneficially own all shares
                    (including all shares issuable upon options exercisable
                    within 60 days of the date hereof) beneficially owned by
                    each members of the group described in Item 5(a) of this
                    Schedule 13D, or 33.1%)
--------------------------------------------------------------------------------
               14.  Type of Reporting Person (See Instructions)    IN

     This is Amendment No. 1 to the Schedule 13D filed on January 4, 2002 and is being filed jointly by Michael L. Kovens, Cheryl Kovens, Melissa Anne Kovens, Edward Barry Kovens, A. Victor Kovens, and Rochelle Joy Kovens (individually, a "Reporting Person," and, collectively, "Reporting Persons"). The item numbers refer to items in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by adding the following information:

Item 4.  Purpose of Transaction

         On December 24, 2001, the Reporting Persons and certain other stockholders of the Company (the "Other Stockholders") submitted a letter to Mr. Harvey B. Grossblatt, the Secretary of the Company, requesting Mr. Grossblatt to promptly call a special meeting of the Company's stockholders pursuant to Section 2, Article 1 of the Amended By-Laws of the Company. The letter stated that the purpose of the meeting will be: (1) to remove all of the Directors of the Company who are in office at the date and time of the special meeting and (2) to elect three Directors to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. On approximately February 10, 2002, the Reporting Persons discovered that certain of the Other Stockholders withdrew and rescinded their request for a special meeting of the Company's stockholders. As a result, the Company is not compelled to call the special meeting under the Amended By-Laws of the Company because the Reporting Persons own less than 50% of the outstanding shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the shares of Common Stock beneficially owned by each member of such group, or an aggregate of 333,787 shares of Common Stock, representing approximately 33.1% of the total outstanding shares of Common Stock (based on the 1,009,770 shares of Common Stock issued and outstanding as of the date here and including options to purchase 32,500 shares of Common Stock held by any members of the group which are exercisable within 60 days of the date hereof).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Michael L. Kovens
-----------------------------
Michael L. Kovens


/s/ Cheryl Kovens
-----------------------------
Cheryl Kovens


/s/ Melissa Anne Kovens
-----------------------------
Melissa Anne Kovens


/s/ Edward Barry Kovens
-----------------------------
Edward Barry Kovens


/s/ A. Victor Kovens
-----------------------------
A. Victor Kovens


/s/ Rochelle Joy Kovens
-----------------------------
Rochelle Joy Kovens